UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-00439
CUSIP NUMBER
NOTIFICATION OF LATE FILING	027284108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Locker Group Incorporated
Full Name of Registrant

Former Name if Applicable

815 South Main Street
Address of Principal Executive Office (Street and Number)

Grapevine, Texas 76051
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, in September 2005, the registrant relocated and centralized many of its accounting and administrative functions in Grapevine, Texas. The logistical challenges presented by this relocation and centralization, together with the change in the registrant’s independent registered public accounting firm in late September 2005 and the resignation of its Chief Financial Officer in March 2006, have contributed to the difficulties in completing the registrant’s requisite financial statements for inclusion in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and, in turn, the requisite financial statements of the Company for inclusion in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  As previously disclosed, the registrant engaged Travis, Wolff & Company, LLP to serve as its independent registered public accounting firm for the fiscal year ending December 31, 2005, and they are currently in the process of completing the 2005 audit. The registrant will not be able to complete the preparation of its financial statements for its fiscal year ended December 31, 2006 and file the Annual Report on Form 10-K for the fiscal year then ended until its financial statements for its 2005 fiscal year have been completed and the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 has been filed.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward F. Ruttenberg	(817)	329-1600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the period ending December 31, 2005 Form 10-Q for the period ending March 31, 2006 Form 10-Q for the period ending June 30, 2006 Form 10-Q for the period ending September 30, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Locker Group Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2007	By:	/s/ Edward F. Ruttenberg
Printed Name: Edward F. Ruttenberg
		Title:	Chairman, Chief Financial Officer,
Chief Operating Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).